Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

May 8, 2013	TSX: TMM, NYSE. MKT: TGD

NEWS RELEASE

Timmins Gold Reports Record Profit From Operations of $19.3 million and
Record Earnings Per Share of $0.10 for Q1 2013

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) (the “Company”) is pleased to report its financial results for the first quarter ended March 31, 2013. The comparative period is the three months ended March 31, 2012. All results are presented in United States dollars ("US Dollars") unless otherwise stated. Readers should refer to the 2013 management discussion and analysis and consolidated financial statements for complete information.

FIRST QUARTER HIGHLIGHTS

-	Metal revenues were a record $45.9 million, compared to $35.7 million during the same prior year period. This represents a 29% increase over the prior year.

-	Profit from operations was a record $19.3 million, compared to $13.0 million during the same prior year period. This represents a 48% increase over the prior year.

-	Earnings were a record $14.3 million or $0.10 per share, compared to $5.6 million or $0.04 per share during the same prior year period. This represents a 155% and 150% increase, respectively, over the prior year.

-	Cash flows from operations were $21.8 million or $0.15 per share, compared to $13.1 million or $0.09 per share during the same prior year period. This represents a 51% and 67% increase, respectively, over the prior year.

-	Cash at March 31, 2013 was $26.9 million after investing $15.0 million in exploration and plant expansion during the quarter. Cash at March 31, 2012 was $18.4 million after investing $5.8 million in exploration and plant expansion.

-	The Company produced a record 28,328 ounces of gold and sold a record 28,642 ounces of gold, compared to 21,532 and 21,235, respectively, during the same prior year period. This represents a 32% and 35% increase of ounces produced and sold, respectively, over the prior year.

-	The Company’s cash cost per ounce on a by-product basis was $703, compared to $715 during the same prior year period. This decrease in cash costs is due to cost reduction initiatives implemented in 2012 including a reduction in mining services cost and a reduction in the cost of chemicals, as well as higher grades realized in the current quarter.

-	The drill program for the Gold Property continued in Q1 2013 with a total of 86,023 meters drilled:

  A total of 50,803 meters of drilling were completed in and around the San Francisco open pit gold mine (“the Mine”);

  A total of 21,030 meters were drilled on the La Chicharra open pit gold mine (“La Chicharra”) located two kilometers west of the Mine; and

  A total of 11,753 meters were drilled in exploration areas around the San Francisco and La Chicharra pits with an additional 2,437 meters of core drilling.

-	Significant milestones:

  During March 2013, the Company produced and sold a record 12,457 and 15,396 ounces of gold, respectively, and processed a record average of 19,908 tonnes per day.

SUMMARIZED ANNUAL FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) unless otherwise indicated	First Quarter Ended March 31, 2013	First Quarter Ended March 31, 2012
Gold sold (oz)	28,642	21,235
Silver sold (oz)	14,313	11,170
Metal revenues	$45,889	$35,688
Production costs, excluding depletion and depreciation	$20,505	$15,585
Profit from operations	$19,253	$13,043
Earnings	$14,291	$5,623
Earnings per share, basic and diluted	$0.10	$0.04
Cash flows from operations	$21,824	$13,131
Total cash, end of period	$26,852	$18,432
Total assets, end of period	$239,075	$214,647
Total by-product cash costs per gold ounce	$703	$715
Average realized gold price per gold ounce	$1,602	$1,681

“Q1 was the Company’s strongest quarter to date as evidenced by record profit from operations and earnings per share” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp. “The cost reduction initiatives the Company initiated in 2012 are having a positive impact. We added a significant amount of cash to our balance sheet despite a relatively large capital spend during the quarter, mainly related to the infill drilling program which is almost completed. At current gold prices the Company expects to continue to materially add to its cash balance throughout the year. ”

Reminder of Q1 2013 results conference call:

The Company’s senior management will host a conference call to discuss Q1 2013 financial results on May 8, 2013 at 11:15 am (EST). Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the following passcode 452728 or following this link http://selfreg6.bellconferia.ca/webportal3/reg.html?Acc=1264852366&Conf=125083. After entering your information, you will be given a passcode and pin that you will need to join the conference call on May 8. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin. A replay of the call will be available after the call until May 14, 2013, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 4258434. A live and archived audio webcast will also be available at www.timminsgold.com.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 125,000 to 130,000 ounces of gold in 2013.

On behalf of the Board:	For further information:

Bruce Bragagnolo, LLB	Alex P. Tsakumis
Chief Executive Officer	Vice President, Corporate Development
604-638-8980	604-638-8976
bruce@timminsgold.com	alex@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.